

Mail Stop 3561

October 9, 2007

Mr. Frank G. Pringle
Chief Executive Officer
Global Resource Corporation
408 Bloomfield Drive, Unit 3
West Berlin, NJ 08091

> **Re: Global Resource Corporation**
> **Form 8-K Filed September 27, 2006**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 18, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 11, 2007**
> **File No. 000-50944**

Dear Mr. Pringle:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief Accountant
                              Office of Emerging Growth
                              Companies